CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072

                                                701 8th Street, N.W., Suite 1410
                                                       Washington, DC 20005-3893
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720



                                              July 10, 2008

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      RE:      LANOPTICS LTD.
                               FORM 20-F
                               FILED ON MARCH 28, 2008
                               FORM 6-K
                               FILED ON FEBRUARY 11, 2008
                               FILE NO. 0-20860
                               ----------------

Dear Mr. Krikorian:

     We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff") in a letter addressed to Mr. Fruchter, Principal Executive Officer of LanOptics Ltd. (the "Company"), dated June 25, 2008, with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the "Form 20-F") and Form 6-K filed on February 11, 2008.

     The paragraphs below are numbered to correspond to the Staff's comments as set forth in your letter dated June 25, 2008. In each instance, we have repeated your comment in italics and boldface and set forth our response in plain type below the relevant comment.

     Rather than simultaneously file with this letter an Amendment No. 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2007 (the "Form 20-F/A"), we have attached to this letter the Company's proposed amendments to the Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
-----------------------------------------------------
RISK FACTORS
------------

1. WE NOTE YOUR DRAFT RISK FACTOR PROVIDED IN SCHEDULE 1(A) IN RESPONSE TO PRIOR COMMENT 1. PLEASE REVISE THE SUBHEADING, WHICH REFERS GENERALLY TO "A FOREIGN PRIVATE ISSUER" SO THAT IT ADDRESSES SPECIFICALLY THE CIRCUMSTANCES OF LANOPTICS. REORGANIZE THE PARAGRAPH SO THE INFORMATION CURRENTLY IN THE LAST TWO SENTENCES OF THE PARAGRAPH IS

     PROVIDED AT THE OUTSET. ENSURE THAT THE RISK FACTOR DISCUSSION SPECIFICALLY ADDRESSES THE RISK(S) ASSOCIATED WITH THE FACT THAT LANOPTICS DOES NOT FOLLOW THE SPECIFIC NASDAQ REQUIREMENTS YOU IDENTIFIED. TO THE EXTENT YOU PROVIDE US WITH REVISED DISCLOSURE FOR THIS OR ANY COMMENT, PLEASE ENSURE THAT THE REVISIONS ARE MARKED TO SHOW CHANGES.

     The Company intends to revise the risk factor in response to the Staff's comment, as set forth on Schedule 1 hereto.

2. WITH RESPECT TO THE PROPOSED REVISED DISCLOSURE PROVIDED IN SCHEDULE 1(B), CONSIDER INCLUDING A MORE DETAILED DISCUSSION OF THE DIFFERENCES BETWEEN THE NASDAQ RULES AND THE ISRAELI LAW AND PRACTICES YOU FOLLOW REGARDING THE TWO AREAS OF CORPORATE GOVERNANCE SPECIFIED. CONCISE AND SPECIFIC
     DISCLOSURE OF THIS TYPE WILL ENABLE INVESTORS TO APPRECIATE THE SIGNIFICANCE OF YOUR ELECTION TO FOLLOW YOUR BORNE COUNTRY PRACTICES.

     The Company intends to revise the disclosure in response to the Staff's comment, as set forth on Schedule 2 hereto.

CONSOLIDATED BALANCE SHEETS, PAGE F-5
-------------------------------------

3. WE ARE CONSIDERING YOUR RESPONSE TO COMMENT 5. AS PREVIOUSLY REQUESTED, EXPLAIN WHY YOU HAVE CLASSIFIED THE EMPLOYEE STOCK OPTIONS IN EZCHIP BETWEEN YOUR LIABILITIES AND EQUITY SECTIONS (I.E., AS MINORITY INTEREST). YOUR RESPONSE SHOULD SPECIFICALLY IDENTIFY THE ACCOUNTING LITERATURE ON WHICH YOU HAVE RELIED IN DETERMINING THIS CLASSIFICATION. IN ADDITION, EXPLAIN WHY YOU BELIEVE THAT GAIN RECOGNITION COMPLIES WITH SAB TOPIC 5-H WHEN IT APPEARS YOU HAVE PLANS TO REPURCHASE ORDINARY SHARES OF EZCHIP UPON THEIR ISSUANCE TO EMPLOYEES. SEE QUESTION 2 OF SAB TOPIC 5-1-1. INDICATE WHETHER YOU HAVE A PAST PRACTICE OF REPURCHASING THE ORDINARY SHARES OF EZCHIP UPON THEIR ISSUANCE. YOUR RESPONSE SHOULD ALSO ADDRESS PARAGRAPH 34 OF SPAS 123(R).

     Classification as Minority Interests

     The Company respectfully advise the Staff that it classifies minority interest in accordance with Concept 6, Elements of Financial Statements, Paragraph 254 which states, in part:

     "Minority interests in net assets of consolidated subsidiaries do not represent present obligations of the enterprise to pay cash or distribute other assets to minority stockholders. Rather, those stockholders have ownership or residual interests in components of a consolidated enterprise. The definitions in this Statement do not, of course, preclude showing minority interests separately from majority interests or preclude emphasizing the interests of majority stockholders for whom consolidated statements are primarily provided."

     Consequently, minority interests are third-party equity ownership interests (i.e., common stock, preferred stock, stock warrants, options, and any other instrument to be classified as equity in subsidiaries' discrete financial statements) in a controlled entity. That is, minority interests are equity owners in an entity that are unrelated to the owner that controls the entity.

     Since SFAS 123(R) is based on the notion of the entity issuing options for their full grant date fair value in exchange for an employee granting services in the future, the resulting credit to equity in the subsidiary's stand alone financial statements should be appropriately classified to minority shareholders in the consolidated financial statements. As a result, amounts recorded under "Employee Stock Options in EZchip" effectively represent third-party equity ownership interests that are not held by LanOptics.

     SAB Topic 5-H
     -------------

     The Company respectfully advise the Staff that in its response of May 19, 2008 to Comment No. 5 of the Staff's letter of April 15, 2008, it referred to SAB Topic 5-H only as a source of guidance used to conclude that amounts attributable to "Employee Stock Options in EZchip" represent minority interests before the EZchip options held by employees are exercised (Question 3 of SAB Topic 5-H), as further explained in our prior response.

     If and when the EZchip employee options are exercised, the Company evaluates if all criteria in Question 2 of SAB Topic 5-H are fulfilled as required by Question 3 ("With respect to issuances of stock options, warrants, and convertible and other similar securities, gain should not be recognized before exercise or conversion into common stock, and then only provided that realization of the gain is reasonably assured (see Question 2 above) at the time of such exercise or conversion.").

     In addition, the Staff is respectfully advised that during 2007, the Company did not recognize gain from the exercise of EZchip employee stock options in circumstances where the underlying EZchip shares were simultaneously purchased by the Company. Since the Company's holdings in EZchip increased as a result of the acquisition of such EZchip shares, the Company accounted for the transaction as acquisition of non controlling interests in accordance with paragraph 11 and 14 of SFAS 141, "Business Combinations." The Company further wishes to note that with regard to employees who exercised stock options in EZchip and received ordinary shares of EZchip that were not subsequently purchased by the Company, the Company followed Question 2 (as well as Question 3) of SAB Topic 5-H in determining the appropriate accounting. The Company concluded that in such circumstances, gain recognition (in the amount of $445,000) is appropriate as the Company did not have any specific plan to purchase the EZchip shares resulting from the exercise of EZchip's employee stock options at the time of exercise. Further, the Company would like to direct the Staff's attention to the fact that those employees currently, more that one year after the fact, still hold EZchip shares as they elected not to participate in the purchase transaction.

     SFAS 123(R) Paragraph 34
     ------------------------

     As explained below, the Company believes that the accounting for the transaction is consistent with paragraph 35 of SFAS 123(R), although an analysis under paragraph 34 of SFAS 123(R) would yield the same result. The transaction was executed by the Company on behalf of its subsidiary's (EZchip's) employees, with the Company acting as an intermediary on behalf of the employees in the sale of their shares. The Company therefore followed the accounting in paragraph 35 of SFAS 123(R) ("Broker-Assisted Cashless Exercises and Minimum Statutory Withholding Requirements").

     As described in detail in the Company's response of May 19, 2008 to Comment No. 7 of the Staff's letter of April 15, 2008, since 2003 the Company has been implementing a series of share exchange transactions with EZchip shareholders based on an exchange ratio formula. The objective of these transactions has been to increase the Company's ownership interest in EZchip to 100%. As part of the exchange strategy, in August 2007 the Company considered an exchange transaction involving the issuance of new Company shares to current and former employees of EZchip, in exchange for their EZchip ordinary shares (in the case of holders of EZchip options, in exchange for the EZchip shares issuable upon exercise of their options), with the exchange to be based on the same exchange ratio formula previously used for the exchange of EZchip shares held by venture capital investors. Those current and former employees of EZchip would then be able to sell their Company shares in the public market.

     In analyzing such first planned exchange involving employees, after several previous exchanges involving venture capital investors, the Company concluded for a variety of reasons that the "regular" exchange structure it had previously utilized was not suitable for the Company in the case of employees (these reasons included delays that would be entailed by the need for regulatory approval, concerns related to the negative effect on the Company's share price resulting from thin trading and potential uncoordinated sales into the open market). Therefore, the Company adopted an alternative procedure with the same substance and with the same economic outcome.

     The substance of the alternative was as follows:

     o The current and former EZchip employees gave instructions to exercise their EZchip options for EZchip shares;

     o Such EZchip shares were exchanged for shares of the Company, based on the same exchange ratio used in the previous exchanges with EZchip shareholders (1 Company share for each 4 EZchip shares);

     o The EZchip employees then sold such Company shares to the public, with the Company acting as the intermediary for the sale and remitting the proceeds to the employees.

     As a result, during August and September 2007, the Company sold its own ordinary shares to the public and used the proceeds to acquire EZchip ordinary shares from the current and former employees, for a purchase price based on the exchange ratio formula (the net proceeds from the sale of each new Company share were used to purchase four EZchip shares, reflecting a 1:4 exchange ratio).

     Analogous to paragraph 35 of SFAS 123(R), the mechanism used required a valid exercise of the EZchip options, and the employees were the legal owners of the EZchip shares subject to the EZchip options. The Company respectfully submits that this mechanism was no different from a situation where an employee gives instructions to exercise options in a broker-assisted cashless exercise. The Company effectively mediated between the employee and the market, creating a mechanism equivalent to a broker-assisted cashless exercise as follows:

     o The employee's sale order was irrevocable, subject to a limit order (the authorization was valid only if the price of the Company's ordinary shares was at least $14.0 per share).

     o The transaction was contingent upon the Company's success in selling its ordinary shares in the open market (using a third party broker).

     o In the event of a successful sale by the Company of its ordinary shares in the open market, the employee was to receive the net proceeds from the sale (based on the pre-determined exchange ratio).

     o In the event the Company was not successful in selling its ordinary shares in the open market, the transaction would not take place and the employee would remain with his or her unexercised EZchip options.

     Although the Company does not believe that paragraph 34 of SFAS 123(R) is applicable, as stated above, the Company wishes to note that the Company's offer to its EZchip employees was revocable at any time by the Company, and expressly stated that the Company could elect, at its sole discretion, not to complete the offer in whole or in part. Furthermore, such offer was limited to only a portion of the EZchip shares and options held by such employees, was limited in time and was contingent upon the Company's success in selling it ordinary shares, the proceeds from which sale were to be used to finance the acquisition of the EZchip shares upon exercise of the EZchip employee options. Unlike the situation contemplated in paragraph 34 of SFAS 123(R), the Company does not predominately settle in cash, does not usually settle in cash whenever an employee asks for cash settlement, and was not required to pay cash upon occurrence of a contingent event. The Company also has no concrete plans to acquire EZchip shares from employees in the future, and in any event, employees certainly cannot require the Company to settle their options or shares in cash. Future transactions utilizing the same structure, if any, will be entirely at the discretion of the Company, and will utilize the same "cashless exercise" platform detailed above.

CONSOLIDATED STATEMENTS OF CASH FLOWS. PAGE F-9
-----------------------------------------------

4. WE HAVE CONSIDERED YOUR RESPONSE TO COMMENT 6 AND YOUR RELIANCE ON PARAGRAPH 13 OF SFAS 95 FOR NET REPORTING OF CASH PAID TO ACQUIRE EZCHIP SHARES AND CASH RECEIVED FROM THE EXERCISE OF EZCHIP OPTIONS. WE BELIEVE THAT DUE TO THE DISSIMILARITIES BETWEEN THE NATURE OF THE ITEMS DESCRIBED IN PARAGRAPH 13 AND THE ITEMS UNDERTAKEN BY THE COMPANY THAT NET REPORTING IS NOT APPROPRIATE. IN THIS REGARD, THE ITEMS DESCRIBED IN PARAGRAPH 13 ARE FOR THOSE SPECIFIC ITEMS THAT HAVE CERTAIN CHARACTERISTICS, INCLUDING MATURITY DATES, IN ADDITION TO THE FACTORS THAT YOU NOTED.

     In light of the discussion included within the Company's response above to Comment 3, the Company will amend its cash flow statement so as to present in financing activities only the cash inflow arising from issuance of shares that were not transferred to the employees and the inflows arising from the exercise price of the options exercised by EZchip employees, since the sale of Company shares on behalf of EZchip employees and the subsequent transfer of the proceeds to the employees is not an activity of the Company, rather the Company acted only as an intermediary. As a result, the Company will amend its cash flow statement as set forth on Schedule 3 hereto, to reflect the following:

     Total proceeds from sale of new Company shares:                    $43,477
     Out of which shares sold on behalf of employees of EZchip         ($17,887)
     Financing activities - Proceeds from issuance of Company shares    $25,590

     Financing activities - Proceeds from exercise of EZchip options    $ 3,659

     Non-cash activities - Value of EZchip's shares acquired            $17,887


NOTE 17 -- SEGMENTS AND GEOGRAPHIC INFORMATION, PAGE F-45
---------------------------------------------------------

5. WE HAVE CONSIDERED YOUR RESPONSE TO COMMENT 9, AS WELL AS YOUR PROSPECTIVE CHANGES IN DISCLOSURES IN RESPONSE TO OUR COMMENT. WE BELIEVE THAT YOUR DISCLOSURES IN FUTURE FILINGS SHOULD COMPLY WITH PARAGRAPH 38A OF SFAS131, THAT IS, REVENUES FROM INDIVIDUAL COUNTRIES THAT ARE MATERIAL SHOULD BE DISCLOSED SEPARATELY. IN THIS REGARD, YOUR DISCLOSURES THAT REVENUES TO NORTH AMERICA ARE "MAINLY" TO THE UNITED STATES DO NOT APPEAR APPROPRIATE. SHOULD YOU WISH TO DISCLOSE GEOGRAPHIC SUBTOTALS FOR GROUPS OF COUNTRIES, THIS INFORMATION IS PERMITTED IN ADDITION TO, BUT NOT INSTEAD OF, THE REQUIRED COUNTRY DISCLOSURES.

     The Company will disclose in future filings revenues from individual countries that are material.

EXHIBITS
--------

6. WE NOTE YOUR RESPONSES TO PRIOR COMMENTS 10 AND 11 INDICATING THAT YOU WILL FILE THE EXHIBITS SUBJECT TO YOUR EVALUATION REGARDING THE NEED TO REQUEST CONFIDENTIAL TREATMENT

     FOR PORTIONS OF THE EXHIBITS. PLEASE NOTE THAT AN APPLICATION FOR CONFIDENTIAL TREATMENT MAY ALSO BE REVIEWED BY THE STAFF. ENSURE THAT A MATERIALLY COMPLETE DESCRIPTION OF THE RIGHTS AND OBLIGATIONS OF THE CONTRACTING PARTIES UNDER THE AGREEMENTS ARE PROVIDED IN THE TEXTUAL PORTIONS OF YOUR ANNUAL REPORT ON FORM 20-F.

     The Company is submitting a request for Confidential Treatment of certain portions of the exhibits under separate cover.

     The Company will update Item 10.C., "Additional Information - Material Contracts," of the Form 20-F/A to include a description of the Master ASIC Services Agreement dated April 29, 2004, by and between eSilicon Corporation and EZchip, and Agreement for Purchase and Sale of Goods dated January 1, 2007, by and between Juniper Networks and EZchip, as set forth on Schedule 6 hereto.

                                      * * *

     If you have any further questions, please do not hesitate to contact Dror Israel, Chief Financial Officer of the Company, at 011-972-4-959-6602 or me at 212-238-8605.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband



SJG:tco
Enclosures

cc:    Tamara Tangen, Securities and Exchange Commission
       Maryse Mills-Apenteng, Staff Attorney, Securities and Exchange Commission Mark. P. Shuman, Legal Branch Chief, Securities and Exchange Commission Dror Israel, Chief Financial Officer, LanOptics Ltd.

                                   Schedule 1
                                   ----------

AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ GLOBAL MARKET, WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES INSTEAD OF CERTAIN NASDAQ REQUIREMENTS. WE DO NOT COMPLY WITH NASDAQ REQUIREMENTS REGARDING THE DIRECTOR NOMINATIONS PROCESS AND COMPENSATION OF EXECUTIVE OFFICERS AND INSTEAD, WE FOLLOW ISRAELI LAW AND PRACTICE.

     As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. We do not comply with NASDAQ requirements regarding the director nominations process and compensation of executive officers, which require that director nominees and compensation of executive officers be selected/determined, or recommended for the board of directors selection/determination, either by a majority of the independent directors or a committee comprised solely of independent directors. Instead, we follow Israeli law and practice in accordance with which our directors are recommended by our board of directors for election by our shareholders and our board of directors determines executive compensation, subject to the required approvals under Israeli law. As a foreign private issuer listed on The NASDAQ Global Market, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

                                   Schedule 2
                                   ----------

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

     Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

     On July 27, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. In practice, we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice with respect to such corporate governance practices:

     o NASDAQ rules regarding the directors nominations process, which require that director nominees be selected, or recommended for the board of directors, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors. Under Israeli law and practice our directors are
          recommended   by  our  board  of   directors   for   election  by  our
          shareholders.

     o NASDAQ rules regarding compensation of executive officers, which require that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both audit committee and board of directors approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

                                   Schedule 3
                                   ----------


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                         YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------
                                                                      2007        2006        2005
                                                                   ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                           $ (4,088)   $(12,317)   $(10,347)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization                                         1,655         682         625
In-process research and development charge                              396       2,033       1,475
Interest and amortization of premium/discount/accretion of
marketable securities                                                   (82)        (85)        152
Accrued interest and revaluation to fair value of Redeemable
Preferred Shares in EZchip                                               --       2,649         890
Accrued severance pay, net                                              119          87         (70)
Amortization of discount on long-term loan                              663          80          --
Stock-based compensation related to options granted to employees
in the Company and EZchip                                             2,458         609          38
Minority interest in losses of EZchip                                  (445)       (172)       (206)
Capital gain from sale of property and equipment                         --          --          (3)
Realized loss related to sale of marketable securities                   --          --           9
Cumulative effect of change in accounting principle                      --          --         115
Change in fair value of warrants to Redeemable Preferred Shares          --          (9)         (9)
Increase in trade receivables, net                                   (1,218)       (775)       (151)
Write down of bad debt                                                   47          --          --
Decrease (increase) in other accounts receivable and prepaid
expenses                                                               (497)       (383)        403
Decrease (increase) in inventory                                        415      (1,391)       (819)
Increase (decrease) in trade payables                                  (763)        680        (518)
Increase (decrease) in other accounts payable and accrued
expenses                                                                210       1,176        (562)
                                                                   --------    --------    --------

Net cash used in operating activities                                (1,130)     (7,136)     (8,978)
                                                                   --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in marketable securities                                  (6,613)     (5,471)         --
Proceeds from sale and redemption of marketable securities            1,019       5,495       6,566
Purchase of property and equipment                                     (309)       (231)       (217)
Proceeds from sale of property and equipment                              1          --          14
                                                                   --------    --------    --------

Net cash provided by (used in) investing activities                $ (5,902)   $   (207)   $  6,363
                                                                   --------    --------    --------


                                                                         YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------
                                                                      2007        2006        2005
                                                                   ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of shares, net                                            $ 25,590    $     --    $    (11)
Issuance of Redeemable Preferred Shares in EZchip, net                   --          --       3,028
Proceeds from exercise of options                                       624         867           3
Proceeds from exercise of options in EZchip                             445         172         206
Proceeds from exercise of options in EZchip in connection with
Share Purchase transaction                                            3,659          --          --
Proceeds from exercise of warrants to Redeemable Preferred Shares
in EZchip                                                                --         375          --
Proceeds from long-term loan                                             --       4,000          --
Repayment of long-term loan                                          (4,000)         --          --
                                                                   --------    --------    --------

Net cash provided by financing activities                            26,318       5,414       3,226
                                                                   --------    --------    --------

Increase (decrease) in cash and cash equivalents                     19,286      (1,929)        611
Cash and cash equivalents at the beginning of the year               12,186      14,115      13,504
                                                                   --------    --------    --------

Cash and cash equivalents at the end of the year                   $ 31,472    $ 12,186    $ 14,115
                                                                   ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
Cash paid during the year for:

Interest on long term loan                                         $    272    $    110    $     --
                                                                   ========    ========    ========

A. NON-CASH ACTIVITIES:

EZchip shares acquisition (see Notes 3g , 3h, 3i & 3j):
EZchip's tangible assets acquired by the Company                      4,138      18,808       1,142
Intangible assets acquired:
Existing technology                                                     205       2,752         517
Backlog                                                                   6         240          --
Customer base                                                           140         141          --
Goodwill                                                             13,002      31,698       4,833
In-process research and development                                     396       2,033       1,475

Value of shares acquired                                           $ 17,887    $ 55,672    $  7,967
                                                                   ========    ========    ========

Reclassification of Redeemable Preferred Shares to Preferred
Shares in EZchip upon shares acquisition transaction
(see Note 3h)                                                      $     --    $  9,983    $     --
                                                                   ========    ========    ========

                                   Schedule 6
                                   ----------

C.   MATERIAL CONTRACTS

     On April 29, 2004, EZchip and eSilicon Corporation, or eSilicon, entered into a Master ASIC Services Agreement. Under the agreement, eSilicon agreed to perform, or cause to be performed on its behalf by an agreed upon party, at the request of EZchip, various ASIC (Application Specific Integrated Circuits) services and manufacture certain ASIC products for EZchip. eSilicon agreed to use commercially reasonable efforts to furnish the services and develop and deliver the deliverables specified in any order issued by EZchip under a project proposal determined by the parties under the agreement. Currently, eSilicon manufactures our NP-2 network processor. The agreement is for an initial term of three years, unless terminated earlier in accordance with its term, and will automatically renew for an additional one year term following the initial term and each renewal term thereafter, unless terminated by either party upon 90 days notice prior to the date of the automatic renewal.

     On January 1, 2007, EZchip and Juniper Networks entered into an Agreement for Purchase and Sale of Goods. Under the agreement, we agreed to supply to Juniper Networks our network processors for incorporation in Juniper Networks network equipment products and components upon orders issued by Juniper Networks or its affiliates. Currently, we supply Juniper Networks with our NP-2 network processor. The agreement is for an initial term of three years, unless terminated earlier in accordance with its term, and will automatically be extended for successive two year terms, unless terminated by either party upon prior notice in accordance with its terms. The agreement does not provide for any minimum purchase orders by Juniper Networks. For the years ended December 31, 2006 and 2007, Juniper Networks paid us under the agreement $1.6 millions and $8.1 million, respectively.